FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2004

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On July 28, 2004, Aladdin Knowledge Systems Ltd. (the “Registrant”) announced that it has settled a trademark lawsuit with Aladdin Systems, Inc. A copy of the press release announcing the settlement of the lawsuit is attached hereto as Exhibit 1.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

Date: July 29, 2004

EXHIBIT 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Settles Trademark
Lawsuit with Aladdin Systems

Aladdin Systems Changes Name to Allume Systems

CHICAGO, July 28, 2004, – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN), a leader in digital security providing solutions for software digital rights management and Internet security, today announced it has settled a trademark lawsuit with Aladdin Systems, Inc., an IMSI company.

On November 24, 2003, Aladdin announced it filed the lawsuit against Aladdin Systems, Inc. to stop Aladdin Systems from using the Aladdin trademark on software. As a condition of the settlement, Aladdin Systems changed its name to Allume Systems, Inc. Aladdin Systems’ current web address, or URL, will be transferred to Aladdin over time.

“A brand is an implied promise of what a company can deliver to its customers, prospects and shareholders,” said Stephen Axel, vice president of global marketing at Aladdin Knowledge Systems. “This settlement reduces potential market confusion so that Aladdin can continue to aggressively grow its corporate brand and increase market visibility in the software digital rights management and enterprise security markets.”

About Aladdin Knowledge Systems
Aladdin (NASDAQ: ALDN) is a leader in digital security, providing solutions for software digital rights management and Internet security since 1985. Serving more than 30,000 customers worldwide, Aladdin products include:  the USB-based eToken™ device for strong user authentication and e-commerce security; the eSafe® line of integrated content security solutions that protect networks against malicious, inappropriate and nonproductive Internet-borne content; HASP® , the world’s number one hardware-based software security system that protects the revenues of developers; and Privilege™, a software licensing and protection platform that enables secure software distribution via CD, electronic software distribution or peer-to-peer networks. Visit the Aladdin Web site at http://www.eAladdin.com.